UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2026 (Report No. 2)

Commission File Number: 001-38041

SCISPARC LTD.

(Translation of registrant’s name into English)

20 Raul Wallenberg Street, Tower A,

Tel Aviv 6971916 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

CONTENTS

On May 28, 2026, SciSparc Ltd. (the “Company”) issued a press release titled “SciSparc: Subsidiary NeuroThera Labs Received Conditional Regulatory Approval for Acquisition of CliniQuantum.” A copy of this press release is furnished herewith as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K (the “Report”) and is incorporated by reference herein.

On April 30, 2026, NeuroThera Labs Inc. (“NeuroThera”), the Company’s subsidiary, CliniQuantum Ltd. (“CliniQuantum”) and the certain shareholders of CliniQuantum (the “Selling Shareholders”), entered into an amendment (the “Amendment”) to the Share Purchase Agreement (the “SPA”), dated March 9, 2026, by and between Selling Shareholders, CliniQuantum and NeuroThera, a copy of which is attached hereto as Exhibit 10.1. The Amendment included, among other things, that any common shares of NeuroThera issued in connection with the earn-out payments contemplated by the SPA will be issued at a deemed price of not less than $0.05 per common share, being the minimum permitted price under the policies of the TSX Venture Exchange. Additionally, NeuroThera and the Selling Shareholders agreed to extend the date for the completion of the transaction from April 30, 2026 to June 1, 2026.

This Report, including its exhibits, is incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-286099, 333-275305, 333-269839, 333-266047, 333-248670, 333-255408, 333-293167 and 333-293533) and on Form S-8 (File Nos. 333-278437, 333-225773, 333-286791 and 333-292952) filed with the SEC to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Amendment, dated April 30, 2026, to the Share Purchase Agreement, dated March 9, 2026, by and between Selling of CliniQuantum Ltd., CliniQuantum Ltd. and NeuroThera Labs Inc.
99.1	Press release issued by SciSparc Ltd. titled “SciSparc: Subsidiary NeuroThera Labs Received Conditional Regulatory Approval for Acquisition of CliniQuantum.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCISPARC LTD.

By:	/s/ Oz Adler
Name:	Oz Adler
Title:	Chief Executive Officer and Chief Financial Officer

Date: May 29, 2026

3